United States securities and exchange commission logo





                             March 3, 2022

       Alea A. Kleinhammer
       Chief Financial Officer
       ENDI Corp.
       1806 Summit Ave, Ste 300
       Richmond, VA 23230

                                                        Re: ENDI Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed February 3,
2022
                                                            File No. 333-262505

       Dear Ms. Kleinhammer:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       General

   1.                                                   We understand that
Enterprise Diversified has been in contact with the SEC   s Division of
                                                        Investment Management.
Please provide a brief analysis as to whether the combined
                                                        company would be an
investment company under the Investment Company Act of 1940.
                                                        Among other things,
your analysis should indicate the value of the combined company   s
                                                        investment securities
and total assets, exclusive of cash items and government securities on an unconsolidated
basis. This analysis should include what exclusion(s) from the
                                                        Investment Company Act
of 1940 that you and your subsidiaries would rely on (if any).
                                                        In particular, please
provide us with a legal analysis supporting your determination, including the specific
facts and circumstances supporting any exemption.
   2. Please provide us your analysis in support of your statement on page 21 that you believe
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         that the Mergers and related transactions do not constitute a change of control of CBA
         under the Advisers Act and therefore are not an assignment of CBA   s
investment advisory
         contracts.
3. Please add a section that provides a discussion of the material aspects of CBA's business.
         For example, describe the funds that CBA advises, including a description of the company's policies regarding its Responsible Investing Strategy disclosed on page 52 as well as a description of the fees it earns pursuant to the funds and any other material aspects of CBA's investment strategies or business operations.
4. Please revise to include a section that describes the transactions with related persons, promoters and certain control persons pursuant to Item 404 of Regulation S-K.
5. Please tell us why you are not required to present separate proposals addressing each material change from ENDI's current certificate of incorporation, including the dual class structure, provisions related to the amendment to the bylaws with the affirmative vote of at least eighty percent of the total voting power of all outstanding shares, the provisions related to nomination of directors by the Class B holders, the provisions related to the meetings of stockholders and the exclusive forum provisions, in light of Rule 14a-4(a)(3)
         of the Exchange Act. In addition, with respect to each of the following, please tell us what consideration you gave to including such document as an annex to your Form S-
         4: Form of Amended and Restated Certificate of Incorporation of New Parent, Form of
         Amended and Restated Bylaws of New Parent and each of Exhibits 10.1 to 10.6.
6. Please provide us your analysis regarding whether or not New Parent qualifies as an emerging growth company.
Cover Page

7. Please revise the cover page of your registration statement and the Questions and Answer section to disclose the cash value of the consideration that the ENDI shareholders will receive and the cash value of the consideration that the CBA Member will receive in connection with the Business Combination. In addition, please revise the cover page and the question and answer section to disclose the ownership of New Parent by the officers and directors of ENDI, the non-affiliated ENDI stockholders, and the CBA Member after the completion of the Business Combination. In this regard, we note your disclosure on page 3. Also, please disclose the ownership percentages of New Parent by the officers and directors of ENDI, the non-affiliated ENDI stockholders and the CBA Member if the
         CBA Member exercises the warrants, and the ownership percentages if additional shares of New Parent are purchased pursuant to the Additional Purchase Subscription
         Agreement.
Questions and Answers, page 2

8. Please add a question and answer that briefly describes the rights of New Parent Class A common stock and New Parent Class B common stock. Similarly, please revise the
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         Summary section to provide a summary of the material terms of the W-1 and W-2
         Warrants. In addition, in the Description of New Parent's Securities section, please describe the "certain adjustments" that pertain to the exercise price of the W-1 and W-2
         Warrants.
What factors did the ENDI Board of Director consider in reaching its decision to approve the
Merger Agreement . . . ., page 2

9. We note that, although ENDI has (i) total assets of $14,857,180 as of December 31, 2020 as compared to CBA's total assets of $2,603,301 as of December 31, 2020, (ii) revenues of
         $5,247,732 for the fiscal year ended December 31, 2020 as compared to CBA's revenues of $3,061,088 for the fiscal year ended December 31, 2020 and (iii) net income of
         $3,279,404 for the fiscal year ended December 31, 2020 as compared to CBA's net income of $1,088,142 for the fiscal year ended December 31, 2020, David Sherman will have control of the New Parent with approximately 61.9% ownership of the total shares outstanding, and will be the CEO and a director of New Parent. In addition, pursuant to the terms of the Stockholder Agreement and New Parent's certificate of incorporation, he will be able to designate 60% of the directors so long as he holds at least 25% of New
         Parent's Common Stock. Please revise this section to clearly explain the reasons for the terms of the merger so that investors understand the reasons for the consideration paid to the CBA Member as well as the reasons for the terms of the Voting Agreement, the
         Stockholders Agreement, the Additional Purchase Subscription Agreement and the
         Services Agreement. In addition, please add risk factors related to the control that David
         Sherman will have of New Parent and the potential conflicts of interests related to his ownership of CBA Member and the Services Agreement.
10. Please revise to disclose quantitative information for the costs associated with the
         Business Combination and the other transactions contemplated by the Merger Agreement.
If the Business Combination is completed, will there be a public market for the New Parent Class
A shares issued . . . ., page 3

11. Please identify here the specific OTC Market that will quote New Parent's Class A
         Common Stock after the completion of the merger.
Do I have appraisal rights if I object to the proposed Business Combination, page 4

12. Please disclose here whether ENDI shareholders that wish to exercise appraisal rights must vote against the proposals. In addition, please revise your summary section on page
         10 and throughout to describe how ENDI shareholders properly exercise the appraisal rights pursuant to NRS 92A.400 to 92A.480, and please define the term
         "Effective Time" as used to describe the appraisal rights.
How is voting conducted, page 6

13. Please expand this question and answer to disclose the percentage of votes necessary to
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         approve the adjournment proposal as well as the effect of a failure to vote, a broker non-
         vote, or an abstention for the adjournment proposal.
Summary, page 7

14. Please revise to provide an organizational chart detailing all relevant entities prior to the business combination and an organizational chart of the combined entities. Please include appropriate information to allow a reader to fully understand the legal and economic ownership of each entity before and after the merger and other instruments (e.g. warrants)
         owned by each entity.
15. Please disclose here the termination provisions, including the amount of termination fees, in the Merger Agreement.
16.      Please disclose a summary of the Additional Purchase Subscription
Agreement,
         Redemption provisions of the Stockholder Agreement, the Services Agreement and any
         employment agreements that you will enter into in connection with the Business
         Combination. In addition, please identify the "certain other parties" that are subject to the
         Registration Rights Agreement as well as the number of securities that are subject to the
         Registration Rights Agreement.
Interests of ENDI Directors and Officers in the Business Combination, page 12

17. Please tell us whether you will enter into a severance agreement with Alea Kleinhammer,
         Jessica Greer, Eliza Sanchez, and Steven Ison prior to effectiveness. If so, please disclose the material terms of these agreements and file the agreements as exhibits to the registration statement.
Required Regulatory Approvals, page 12

18. Please revise to disclose the expected date, if known, of receiving a response from the
         OTC and FINRA related to the required regulatory approvals listed on page 12.
Summary Selected Historical Consolidated Financial Information, page 14

19. We note you refer to unaudited pro forma combined book value per share but do not include this metric in the tables beginning on page 14. Please revise accordingly.
Operational Risks Associated with the Business Combination
The announcement of the proposed Mergers could disrupt . . . ., page 19

20. The disclosure in this risk factor does not appear to address the potential disruption of
         ENDI's and CBA's relationship with its customers, suppliers, business partners and others. Please revise to address these risks. In addition, please add risk factors that specifically address the risks related to the business operations of ENDI and CBA, including risks related to asset management operations, real estate operations, internet operations and CBA's investment strategies.
 Alea A. Kleinhammer
ENDI Corp.
March 3, 2022
Page 5
Risk Factors, page 19

21.      Please include a risk factor addressing the risk that you may be
deemed an    investment
         company    as defined in Section 3 of the Investment Company Act of
1940.
Risks to Stock in Connection with the Business Combination, page 21

22. Please revise to include quantitative disclosure regarding the costs associated with the
         Business Combination.
The Business Combination
Background of the Business Combination, page 25

23. Please clarify what you mean by a "sub-$25 million publicly-reporting company" and, whether, after the Business Combination, you will no longer be a sub-$25 million publicly reporting company. In addition, please disclose why the board determined that a withdrawal of ENDI's direct investment in Alluvial Fund, LP would be pursued.
24. Please disclose the number of companies that the representatives of the board of directors and ENDI's management held introductory and follow-up meetings with between March
         4, 2021 and March 22, 2021. In addition, please disclose why the board of directors chose not pursue the other leading option under consideration. In this regard, we note your disclosure on page 25 that at a meeting of the board of directors, the board received on update on the two leading options under consideration.
25. Please substantially revise the Background of the Merger section to disclose the valuation of CBA and ENDI and the negotiations surrounding the consideration and ancillary agreements, including the Voting Agreement, the Stockholder Agreement, David
         Sherman's employment agreement, the Services Agreement and the Additional Purchase
         Subscription Agreement.
Opinion of the Financial Advisor, page 30

26. On page 30, you state that the a summary of the Empire Fairness Opinion is set forth on page 30. However, we were unable to locate this disclosure. Please revise to disclose the
FirstName LastNameAlea A. Kleinhammer
       same information as would be required by Item 1015(b) of Regulation M-A, file the
Comapany   NameENDI
       opinion          Corp.include the opinion as an annex and file Empire's
consent as an
               as an exhibit,
March exhibit.
       3, 2022 Page 5
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Conditions to Closing, page 36

27. Please disclose which of these conditions, if any, may be waived by the parties subject to the Merger Agreement.
Additional Agreements
Post-Closing Purchase of Parent Shares, page 38

28. Please revise to identify the "certain employees" of ENDI who may purchase 55,000 shares of New Parent Class A Common Stock pursuant to the Additional Purchase
         Subscription Agreement. In addition, please revise your disclosure on page 38 and throughout to clarify that the the price of the Additional Shares purchased pursuant to the
         Additional Purchase Subscription Agreement is equal to the lesser of $8.00 or the 60 day
         volume weighted average price of the Company   s common shares as of
the Merger
         closing date, excluding the highest and lowest trading days. Unaudited Pro Forma Condensed Combined Financial Data, page 41

29. Please note that Article 11 of Regulation S-X was amended by SEC Release No. 33-10786 which revised the pro forma terminology and the basis for pro forma adjustments. Please revise your pro forma discussion and pro forma adjustments to conform to the updated guidance.
Note 4. Pro Forma Adjustments, page 47

30. Please revise the notes to the Unaudited Pro Forma Condensed Combined Financial
         Statements to quantify the impact of each item/adjustment impacting additional paid-in capital and retained earnings.
Pro Forma Adjustment (a), page 47

31. We note you present a $1,230,000 pro forma adjustment to recognize a liability related to the redeemable Class B common stock and warrants. Please revise to separately identify the amounts related to the common stock and the warrants, and disclose the assumptions made to measure each amount.
32. Please revise to clarify how the W-2 warrants are presented in the pro forma adjustments column.
Pro Forma Adjustment (c), page 47

33. Please revise to eliminate the $219 thousand adjustment related to transaction expenses incurred during the nine months ended September 30, 2021 or tell us why you believe this meets the definition of a transaction accounting adjustment in Rule 11-02(a)(6)(i) of
         Regulation S-X.
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Pro Forma Adjustment (h), page 47

34. Please tell us why there is no impact to pro forma income for the compensation expense related to the W-2 warrants, the options and the share purchase requirement.
Pro Forma Adjustment (i), page 47

35. Please revise to clarify why you believe income taxes should not be recognized on income from CrossingBridge Advisors, LLC considering you recognized income taxes on income from Enterprise Diversified, Inc. for the nine months ended September 30, 2021.
Assets Under Management, page 49

36. Please revise to include a roll forward, for all periods presented, of assets under management (AUM) showing the beginning balance, gross inflows, gross outflows, market appreciation/deprecation, new funds established, acquisitions/dispositions of existing funds, etc., to arrive at an ending balance. Please disaggregate the roll forwards by the fund categories, strategy, type, products, etc., if meaningful to understand your business or financial results. Please also identify significant trends or concentrations in your AUM and discuss the causal factors for the trends. Refer to Item 303(a)(3) of
         Regulation S-K.
37. Please revise to disclose information to provide investors with a meaningful understanding of the performance of each material investment strategy and the impact on AUM, revenue and any other relevant metric. Please discuss any relevant benchmarks and the performance against these benchmarks.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
CrossingBridge Advisors, LLC, page 49

38. Please revise to expand your disclosure on why return of capital is more important than return on capital.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
CrossingBridge Advisors, LLC, page 52

39. Please revise to provide relevant analysis of material changes in financial condition from the end of the preceding fiscal year to the date of the most recent interim balance sheet provided. Refer to Item 303(C)(1) of Regulation S-K for guidance. Management of New Parent Following the Business Combination, page 55

40. Please revise your disclosure regarding David Sherman, Steven Kiel, Thomas McDonnel and Abigail Posner to briefly discuss the specific experience, qualification, attributes or skills that led to the conclusion that each should serve as a director, in light of New
         Parent's business and structure. In addition, with respect to each person who will serve as a director or an executive officer of New Parent, please revise to disclose the
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         compensation information pursuant to Items 402 and 407(e)(4) of Regulation S-K. Also, please include the disclosure required by Item 407(a) of Regulation
S-K.
Beneficial Ownership
New Parent, page 57

41. Please expand the table on page 57 to include the beneficial ownership of New Parent
         Class B Common Stock and the voting power of the Class A and Class B common stock.
Comparison of Stockholders' Rights
Forum Selection, page 69

42. We note that your exclusive forum provision identifies the federal courts of the U.S. as the exclusive forum for actions arising under the Securities Act. Please state that there is uncertainty as to whether a court would enforce such a provision and also state that investors cannot waive compliance with the federal securities laws. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities
         Act. Also, please add a risk factor that addresses the risks associated with the exclusive forum provision, and revise your Description of New Parent's Securities section to discuss the exclusive forum provision.
Incorporation of Certain Information by Reference, page 74

43. Please tell us why you believe that incorporation by reference is appropriate for ENDI or include the incorporated disclosure directly in the registration statement. Refer to General
         Instruction B of Form S-4.
Incorporation of Certain Information by Reference
Enterprise Diversified, Inc. Annual Report on Form 10-K for the year ended December 31, 2020, filed on March 29, 2021
Asset Management Operations - Page 9, page 74

44. Please provide us your proposed disclosure and revise future filings to separately present management fee revenue and performance fee revenue for each period presented.
45. To the extent that management and performance fee revenues are material, please provide us your proposed disclosure and revise future filings to include a roll forward, for all periods presented, of assets under management (AUM) showing the beginning balance, gross inflows, gross outflows, market appreciation/deprecation, new funds established, acquisitions/dispositions of existing funds, etc., to arrive at an ending balance. Please disaggregate the roll forwards by the fund categories, strategy, type, products, etc., if meaningful to understand your business or financial results. Please also identify significant trends or concentrations in your AUM and discuss the causal factors for the trends. Refer to Item 303(a)(3) of Regulation S-K.
 Alea A. Kleinhammer
ENDI Corp.
March 3, 2022
Page 9
Incorporation of Certain Information by Reference
Enterprise Diversified, Inc. Annual Report on Form 10-K for the year ended December 31, 2020, filed on March 29, 2021
Material Weaknesses in Internal Controls - Page 14, page 74

46.      Please tell us and revise future filings to:

                provide additional detail regarding the nature of the deficiency in internal control over financial reporting for each material weakness,
                provide additional detail regarding how the deficiency impacted financial reporting,
              and
                more clearly describe your current plans to remediate the material weaknesses including the steps remaining to be taken and the estimated timing.
Incorporation of Certain Information by Reference
Enterprise Diversified, Inc. Annual Report on Form 10-K for the year ended December 31, 2020, filed on March 29, 2021
Note 13. Income Taxes - Page 42, page 74

47. Please provide us your proposed disclosure and revise future filings to provide the information required by ASC 740-10-50-12 for each period presented.
48. Please tell us why you did not recognize any current benefit (provision) for federal or state income taxes for the year ended December 31, 2020. Additionally, please revise MD&A in future filings to discuss the amount and trend of income tax benefit (provision)
         recognized and the underlying reasons for the variability to allow for an assessment of your results of operations.
Incorporation of Certain Information by Reference
Enterprise Diversified, Inc. Annual Report on Form 10-K for the year ended December 31, 2020, filed on March 29, 2021
Revenue Recognition - Asset Management Operations and Other Investment Revenue
- Page 31,
page 74

49. You disclose that performance fees are earned monthly. However, on page 29 you also disclose that performance fee shares crystalize on an annual basis. Lastly, we note that you recognized negative revenue of $44,539 for management and performance fees in the quarter ended September 30, 2021. Please provide us your accounting analysis which supports recognizing performance fee revenue on a monthly basis. Specifically tell us
FirstName LastNameAlea A. Kleinhammer
       how you considered if performance fees were variable consideration and how you
Comapany    NameENDI
       considered  if theyCorp.
                           are constrained. Refer to ASC 606-10-32-11 and
Example 25 in ASC
March 606-10-55-221
       3, 2022 Page 9 for guidance.
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CrossingBridge Advisors, LLC - Notes to Financial Statements, page 82

50. Please revise to disclose the nature of and other relevant facts and circumstances related to the guaranteed payments to member and tell us how you determined this represented an expense as compared to capital distribution.
Exhibit Index, page 103

51. Please have counsel revise its legality opinion regarding the warrants to opine that the warrant is a binding obligation of the registrant under the law of the jurisdiction governing the warrants.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Michael Volley at 202-551-3437 or Amit Pande, Accounting Branch
Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at
202-551-3859 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:      Matthew Mamak